November 2, 2018

Division of Corporation Finance,

Office of Manufacturing and Construction,

U.S. Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549, U.S.A.

Attention: Frank Pigott, Esq, Staff Attorney

Re:	NIPPON STEEL & SUMITOMO METAL CORP
Registration Statement on Form F-4
CIK No. 1140471

Dear Mr. Pigott:

On behalf of our client, Nippon Steel & Sumitomo Metal Corporation (the “Company”), we have filed through EDGAR the Company’s registration statement on Form F-4 (the “Registration Statement”) relating to its statutory share exchange with Nisshin Steel Co., Ltd. For the convenience of the staff of the Securities and Exchange Commission, we are also sending, by hand, five (5) copies of each of this letter and the Registration Statement in paper format marked to show changes from the confidential Amendment No. 3 to the Draft Registration Statement submitted on October 15, 2018 (“Amendment No. 3”).

In addition to changes necessary to finalize the Registration Statements including its Exhibits, the Company has replaced the interim financial information for the three months ended on June 30, 2018 included in Amendment No. 3 with interim financial information for the six months ended on September 30, 2018 and has included certain updates regarding a corporate transaction in India and a lawsuit in Korea.

*    *    *

Frank Pigott, Esq.

Division of Corporation Finance

If you have any questions about the Registration Statement, please contact the undersigned by telephone at +81 3 3213 6171 or by email at hatanok@sullcrom.com.

Very truly yours,

/s/ Keiji Hatano
Keiji Hatano

cc:	Tracy Houser Jay Ingram Terence O’Brien (Securities and Exchange Commission) Kosei Shindo (Nippon Steel & Sumitomo Metal Corporation)